Exhibit 99.1

Proposal

RESOLVED, that the shareholders of Advent/Claymore Enhanced Growth & Income Fund (“LCM”) hereby request that the Board of Trustees of LCM (the “Board”) take the necessary steps to declassify the Board so that all trustees are elected on an annual basis.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.

Supporting Statement:

We believe the annual election of all trustees encourages board accountability to its shareholders and when trustees are held accountable for their actions, they perform better.  This view is shared by most, who believe it to be the standard for corporate governance best practices.  Leading proxy advisory firms, ISS and Glass Lewis, oppose classified board structures.  Further, according to FactSet Research Systems, the vast majority of companies in the S&P 500 and Russell 1000 indexes elect all directors annually, with only approximately 10.5% and 25%, respectively, of companies retaining classified boards.

Currently, the LCM Board is divided into three classes serving staggered three-year terms.  It is our belief that the classification of the Board is strong proof that the Board is not acting in the best interests of shareholders.  A classified board protects the incumbents, which in turn limits accountability to shareholders.

Shockingly, the closed-end funds under the umbrella of Guggenheim Investments have a history of denying the most basic and fundamental rights of shareholders by refusing to allow shareholders to submit or vote on shareholder proposals, seeking to block shareholders from accessing shareholder lists and other books and records of funds in order to communicate with fellow shareholders and failing to hold annual meetings in a timely manner.

We remain committed to improving corporate governance at LCM for the benefit of all shareholders. Declassification of the Board is a positive step which will allow more productive shareholder engagement, greater accountability, and will help LCM achieve its optimal valuation.

In this challenging economic environment, accountability must be given to the shareholders who have invested in shares of LCM.  Sadly, LCM’s shares have consistently traded at a persistent discount to its per share net asset value.  For example, on August 25, 2015, the discount was an abysmal 16.04%, in fact the last time LCM has traded at a premium was in 2007.  LCM’s investment manager, Advent Capital Management (“Advent”), has also overseen significant losses and persistent deep discounts to NAV in LCM’s two sister funds, AGC and AVK.

Despite its long-standing discount, LCM has never implemented a significant common share repurchase plan, contradicting Advent’s own voting guidelines which generally support repurchases, a most disturbing contradiction and possibly indicating questionable Board allegiance to shareholders.

If this proposal is approved and adopted by the Board, all trustees would be subject to annual election after the phase-in period.  It is time for the members of the Board to be subject to an annual evaluation by shareholders.

For a greater voice in LCM’s corporate governance and to increase Board accountability to shareholders, we urge you to vote FOR this proposal.